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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                              UnitedGlobalCom, Inc.
                              ---------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   910734-10-2
                                   -----------
                                 (CUSIP Number)

                              David P. Falck, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                             New York, NY 10004-1490
                                 (212) 858-1438
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 1999
                                 ---------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 5 Pages

                                  SCHEDULE 13D

-----------------------
CUSIP NO.   910734-10-2
-----------------------

--------------------------------------------------------------------------------
           1.        NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Lawrence J. DeGeorge

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           2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

--------------------------------------------------------------------------------
           3.        SEC USE ONLY

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           4.        SOURCE OF FUNDS

                                      None

--------------------------------------------------------------------------------
           5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------
           6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

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NUMBER OF SHARES                                  7.    SOLE VOTING POWER

BENEFICIALLY OWNED BY
                                                  8.    SHARED VOTING POWER
EACH PERSON WITH                                            63,125 (1)

                                                  9.    SOLE DISPOSITIVE POWER

                                                  10.   SHARED DISPOSITIVE POWER
                                                            63,125 (1)

--------------------------------------------------------------------------------
           11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                                   63,125 (1)

--------------------------------------------------------------------------------
           12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES     [ ]

--------------------------------------------------------------------------------
           13.       PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                      0.2%
--------------------------------------------------------------------------------
           14.       TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------
(1) Includes 43,125 shares of Class A Common Stock the Reporting Person would acquire upon exercise of presently exercisable stock options.


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                                                               Page 3 of 5 Pages


                                  SCHEDULE 13D

Item 1.     Security and Issuer.

Lawrence J. DeGeorge hereby further amends his Statement on Schedule 13D (the "Statement") with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of UnitedGlobalCom, Inc. (formerly known as United International Holdings, Inc.), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, CO 80237.

Item 5.     Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby further amended and supplemented by adding the following:

Mr. DeGeorge beneficially owns 63,125 shares of Class A Common Stock, which includes options for 43,125 shares currently exercisable, and represents less than 0.2% of the outstanding shares of Class A Common Stock, based on 31,643,794 shares of Class A Common Stock outstanding as of August 2, 1999 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 16, 1999).

Item 5 (b) of the Statement is hereby further amended and supplemented by adding the following:

As a result of the transaction described in Item 5(c) below, Mr. DeGeorge will no longer be subject to the Stockholders' Agreement. Mr. DeGeorge beneficially owns 63,125 shares of Class A Common Stock (assuming the exercise of options for 43,125 shares) held in the name of DLF Partnership, a New York partnership ("DLF"), over which he shares voting and dispositive power with the other partner therein, his spouse, Florence A. DeGeorge.

Item 5(c) of the Statement is hereby further amended and supplemented by adding the following:

Pursuant to a Stock Purchase Agreement dated as of August 30, 1999, by and among DLF, Liberty Media Corporation and the Issuer (the "Purchase Agreement"), Lawrence J. DeGeorge, via the DLF Partnership, sold substantially all of the shares of Class A Common Stock which he beneficially owned. He effected this sale by selling the 334,152 shares of Class B Common Stock of the Issuer, par value $0.01 per share, which he beneficially owned and which were convertible into 334,152 shares of Class A Common Stock. The transaction was consummated on October 1, 1999.

Item 5(e) is hereby added to the Statement to read as follows:

As a result of the sale of the shares of Class B Common Stock of the Issuer as described in Item 5(c), on October 1, 1999, Lawrence J. DeGeorge ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby further amended and supplemented by adding the following:


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                                                               Page 4 of 5 Pages


As a result of the sale of substantially all of the shares of Class A Common Stock (including the conversion of Class B Common Stock for Class A Common Stock) held in the name of DLF, DLF will no longer be subject to the Stockholders' Agreement.

There are no other agreements regarding the voting of the Issuer's securities to which DLF or Mr. DeGeorge is a party.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 1999                          By:/s/ Lawrence J. DeGeorge
                                                    ------------------------
                                                        Lawrence J. DeGeorge


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